UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

LOGICOM INC.

(Exact name of registrant as specified in its corporate charter)

000-51119 (Commission File No.)

Nevada	N/A
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

Suite 600 – 625 Howe Street Vancouver, British Columbia V6C 2T6 (Address of principal executive offices)

604.683.6648 (Issuer's telephone number)

Approximate Date of Mailing: February 2, 2006

LOGICOM INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being delivered on or about February 2, 2006 to the holders of shares of common stock, par value $0.001 per share of Logicom Inc., a Nevada corporation incorporated as of January 23, 2004, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the terms of a Share Exchange Agreement dated as of November 2, 2005 and amended as of February 1, 2006, by and among our company, as purchaser, Skin Shoes, Inc. a Delaware corporation, as the acquisition target, and Mage Capital LLC, Mark Klein, Geoffrey Dubey, Joshua Hermelin, Tamar Dessou Tzafrir, Idan Miller, Nimrod Mai, Larry Joffe, Roni Sapir-Haim, Ilan Kottler, Daniel Zerah and Michael J. Rosenthal, as stockholders of the acquisition target (the “sellers”), the sellers agreed to sell to our company, and our company agreed to purchase from the sellers, all of the issued and outstanding securities of Skin Shoes, Inc. in exchange for approximately 19,404,000 shares of common stock of our company. In the aggregate, the shares of common stock that we agreed to issue to the sellers in this transaction will represent approximately 53.3% of all of our issued and outstanding shares of common stock measured at the closing date.

The terms and conditions of the share purchase agreement are summarized below under the heading "The Agreement".

At the time of and as a result of the completion of the Share Exchange under the Share Exchange Agreement, Mark Klein, Stephen Hochberg, Steve Reimer and Michael J. Rosenthal are to be appointed to our board of directors. In addition, Mark Klein will also be appointed as our President, Secretary and Treasurer. At the same time, Mr. Gary Musil will resign from all of his offices with our company, including the office of President, though he will remain on our board of directors.

Effective February 2, 2006, our board of directors consisted solely of Mr. Gary Musil. Mr. Klein, Mr. Hochberg, Mr. Reimer and Mr. Rosenthal will be appointed to serve as directors of our company effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the Share Exchange transaction whereby we acquire the common stock of Skin Shoes, Inc.

Following the effective date of the appointment of Mr. Klein, Mr. Hochberg, Mr. Reimer and Mr. Rosenthal, our board of directors will be comprised of Mr. Klein, Mr. Hochberg, Mr. Reimer, Mr. Rosenthal and Mr. Musil. Mr. Rosenthal will serve as Chairman of the board.

Please read this Information Statement carefully. It describes the terms of the Share Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC N.W. at 450 Fifth Street, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

THE AGREEMENT

On November 3, 2005, we entered into a Share Exchange Agreement dated November 2, 2005, with Mage Capital LLC, Mark Klein, Geoffrey Dubey, Joshua Hermelin, Tamar Dessou Tzafrir, Idan Miller, Nimrod Mai, Larry Joffe, Roni Sapir-Haim, Ilan Kottler, Daniel Zerah and Michael J. Rosenthal, being all of the stockholders of Skin Shoes, Inc., a Delaware corporation, and with Skin Shoes, Inc. On February 1, 2006, we amended this Share Exchange Agreement. As amended, the Share Exchange Agreement provides that we:

-	repurchase all of the common shares of our company currently owned by Mr. Wayne Weaver for the sum of $100,000;

-	effect a stock split by way of a share dividend that would result in the current stockholders of our company, after adjustment for the repurchase of Mr. Weaver’s shares, holding an aggregate of approximately 12,000,000 common shares;

-	issue to the stockholders of Skin Shoes, Inc., at the closing of our Share Exchange transaction, approximately 19,404,000 common shares of our company in exchange for all of the issued and outstanding shares of Skin Shoes, Inc.;

-	assume, at the closing of our Share Exchange transaction, Skin Shoes, Inc.’s 2005 Incentive Plan and certain stock option agreements entered into between Skin Shoes, Inc.
and certain persons who have already received stock options from Skin Shoes, Inc. pursuant to its 2005 Incentive Plan;

-	appoint Mr. Mark Klein, the current President of Skin Shoes, Inc., to the office of President of our company, and accept the resignation of Mr. Gary Musil, our current President, from that office, effective at the closing of the Share Exchange transaction;

-	increase the number of directors of our company to five and elect as directors of our company at the completion of the Share Exchange transaction, all four of the current directors of Skin Shoes, Inc. (namely, Mr. Klein, Mr. Hochberg, Mr. Reimer and Mr. Rosenthal); and

-	lend to Skin Shoes, Inc., within two business days after execution of the Share Exchange Agreement, the sum of $150,000 to be evidenced by a promissory note and secured by a general security agreement pledging all of the assets of Skin Shoes, Inc. as security for the loan.

In addition, the Share Exchange Agreement contemplates that we will effect two or more private placement transactions in which we will raise up to an aggregate of $2,600,000, from which we will source the proceeds of the $150,000 loan to Skin Shoes, Inc. and the repurchase of Mr. Weaver’s common shares in our company.

As required by the terms of the Share Exchange Agreement, on November 2, 2005, we effected the first of two private placements in an offshore transaction whereby we sold one convertible debenture in the amount of $150,000 to one offshore investor. The convertible debenture is convertible into 178,572 units at a conversion price of $0.84 per unit, with each unit consisting of one common share of our company and one share purchase warrant, either (a) automatically, upon the completion of our Share Exchange transaction with the stockholders of Skin Shoes, Inc. or (b) at any time, upon election of the holder. The share purchase warrants that may be issued upon conversion of the convertible debenture will be exercisable for a period of thirty months from the date of issue at an exercise price of $1.00.

Also as required by the terms of the Share Exchange Agreement we effected a 1-for-8.727273 forward stock split of our company’s issued and outstanding common stock, effective 9 a.m., Eastern Standard Time, on December 16, 2005. As a result of the forward stock split, each share of our common stock that was issued and outstanding immediately prior to the forward stock split was automatically combined into and became 8.727273 shares of common stock. No fractional shares were issued in connection with the forward stock split. Stockholders entitled to receive a fraction of a share equal to or greater than 0.5 received one whole share and stockholders entitled to receive a fraction of a share less than 0.5 forfeited such entitlement.

The number of issued and outstanding shares of our common stock prior to the forward stock split was 2,225,000 and now, after giving effect to the forward stock split, it is 19,418,188. The forward stock split also changed the number of authorized shares of common stock from 50,000,000 shares to 436,363,650 shares.

The forward stock split neither altered the par value of the common stock, which is $0.01 per share, nor modified any voting rights or other terms of our common stock.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

Voting Securities of our company

As of December 16, 2005 and the date of this Information Statement, there were and are 19,775,332 shares of our common stock issued and outstanding on a fully diluted basis (including the common shares and share purchase warrants that may be issued upon the conversion of the convertible debenture that we issued on November 2, 2005) and before giving effect to the proposed repurchase from Wayne Weaver of his 7,418,182 shares of our common stock. Each shareholder is entitled to one vote for each share of our common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock known by us to be owned beneficially as of February 1, 2006 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of the voting securities of our company; (ii) each director and officer of our company; and (iii) directors and officers as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

	Name and Address	Amount and Nature	Percent
Title of Class	of Beneficial Owner (1)	of Beneficial Owner	of Class (1) (2)

Common Stock	Gary Musil Suite 600 – 625 Howe Street Vancouver, BC V6C 2T6 Director, Officer	None	N/A

Common Stock	Directors and Officers (as a group)	None	N/A

Common Stock	Wayne Weaver	7,418,182	37.5123
19 Seaton Place, St. Helier,
Jersey, Channel Islands JE4
8RZ

(1) Regulation S-B under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on February 1, 2006, and the date of this Information Statement.

(2) Based upon 19,775,332 issued and outstanding shares of common stock as of February 1, 2006 and as of the date of this Information Statement, including 178,572 common shares and 178,572 share purchase warrants that may be issued upon conversion of the convertible debenture issued by our company on November 2, 2005.

Changes in Control

On June 17, 2005, Wayne Weaver acquired 850,000 (7,418,182 after adjustment for the forward split of our common stock that was effective December 16, 2005) of our common shares from Jing Hong, as to 300,000 shares, Kun Chi Wang, as to 300,000 shares and Wang Jian Zhou, as to 250,000 shares, representing 38.20% of our issued and outstanding voting shares. There was a change in control of our company that occurred primarily as a result of this transaction.

As required by the terms of our Share Exchange Agreement with the stockholders of Skin Shoes, Inc., Mr. Weaver will sell these 7,418,182 shares of our common stock back to our company for the sum of $100,000, effective immediately prior to the completion of our Share Exchange transaction. Upon completion of that Share Exchange transaction, the stockholders of Skin Shoes, Inc. will hold approximately 53% of the issued and outstanding shares of our common, and the members of the Board of Directors of Skin Shoes, Inc. will constitute a majority of our Board of Directors.

As a result of the Share Exchange, we shall be the parent corporation and the stockholders of Skin Shoes, Inc. will become stockholders of our company. The transaction contemplated by the Share Exchange Agreement is intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 and 368(a)(i)(A) of the Internal Revenue Code of 1986, as amended.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Gary Musil	55	President, Secretary, Treasurer and a Director (1)	June 17, 2005
Mark Klein (2)(3)	31	Director	To be determined (3)
Stephen Hochberg (3)	57	Director	To be determined (3)
Steve Reimer(3)	62	Director	To be determined (3)
Michael J. Rosenthal (3)	61	Director	To be determined (3)

(1) Mr. Musil will resign from the offices of President, Secretary and Treasurer upon the completion of the Share Exchange transaction whereby our company will acquire all of the issued and outstanding securities of Skin Shoes, Inc.

(2) Mr. Klein will be appointed to the offices of President and Chief Executive Officer of our company effective on the date of completion of the Share Exchange transaction whereby our company will acquire all of the issued and outstanding securities of Skin Shoes, Inc.

(3) Messrs. Klein, Hochberg, Reimer and Rosenthal will be appointed to our Board of Directors effective upon the date that is the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders, and (b) the date of the completion of our Share Exchange transaction whereby our company will acquire all of the issued and outstanding securities of Skin Shoes, Inc.

Gary Musil:

Mr. Musil was appointed President, Secretary, Treasurer and a Director of our company on June 17, 2005. Mr. Musil is currently a Director of Liberty Star Gold Corp., a Securities and Exchange Commission reporting issuer, and has been a Director and Officer of two other Securities and Exchange Commission reporting issuers. Mr. Musil is also a Director and Officer of four TSX Venture Exchange listed public companies.

Mark Klein:

Mr. Klein began working on the business concept behind the predecessor of Skin Shoes, Inc., Skin Shoes LLC, in 2002 and was appointed President and Chief Executive Officer on May 18, 2004. From 2001 to 2002, he served as the Sales Director on ICQ Mobile, the mobile instant messaging division of AOL Time Warner, where he set sales and marketing strategies for ICQ’s Value Added Service (VAS) wireless operations and handled technical and marketing deployments and workshops with operators. From 1999 to 2000, he acted as a senior marketing and sales executive for both Comverse Network Systems and Oraios.com, where he directed, created and implemented sales and marketing initiatives. Mr. Klein launched his executive career from 1997 through 1999 as the Sales Director of Convertbond.com, where he managed the business development and sales strategy for the online financial portal.

Stephen Hochberg:

Mr. Hochberg was appointed to the Board of Directors of Skin Shoes, Inc. in August 2005. Since 1999, Mr. Hochberg has served as Chief Executive Officer of Mage, LLC, an international business and management-consulting firm that has helped more than 600 companies achieve their organizational and strategic goals. Mage specializes in creating value through leadership coaching, high-powered team building, strategic planning, organizational development and financial counsel. Mage is committed to the continuous improvement of its clients’ capabilities, offering a full menu of tailored management, organizational and financial advisory services.

Steve Reimer:

Mr. Reimer joined Skins as a Director on May 18, 2004. From 1986 to 2001, he served as Senior Vice President of Kohl’s Department Store. From 2001 to the present, he has served as a consultant to B.T.M. Consulting.

Michael J. Rosenthal:

Mr. Rosenthal was appointed Chairman of the Board of Directors of Skin Shoes, Inc. in October 2005. Since 1986, Mr. Rosenthal has served as Chairman and President of M.J. Rosenthal and Associates, Inc., an investment and consulting company. From 1984 to 1986, Mr. Rosenthal was a partner and managing director of Wesray Capital Corporation, an equity investment firm. From 1976 to 1984 , Mr. Rosenthal served as a partner and a Managing Director of the Mergers and Acquisitions Department of Donaldson, Lufkin & Jenrette, Inc. an investment banking firm. During 2002 and 2003, Mr. Rosenthal served as Chief Restructuring Officer for Foster Wheeler Ltd. Mr. Rosenthal also serves as a director of MAXXAM, Inc., The Pacific Lumber Company, Novell Learning Communities, Inc. and as a director and Treasurer of the Horticultural Society of New York. Over the last several years, Mr. Rosenthal has also served as Chairman, a director and/or Chief Executive Officer of a number of companies including American Vision Centers, Inc.; Northwestern Steel & Wire Company; Star Corrugated Box Co., Inc. Vector Distributors, Inc; Western Auto Supply Company; and Wilson Sporting Goods Company.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended March 31, 2005. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have a standing audit or compensation committees at this time because the functions of such committees are adequately performed by our board of directors.

Our board of directors also is of the view that it is appropriate for us not to have a standing nominating committee because there is currently only one director on our board of directors; this one director has performed and will perform adequately the functions of a nominating committee. The sole director on our board of directors, who performs the functions of a nominating committee, is not independent because he is also an officer of our company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. Our board of directors has not adopted a charter for the nomination committee. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors’ review of the candidates’ resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years and except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which our company was or is a party, or in any proposed transaction to which our company proposes to be a party:

(a)	any director or officer of our company;
(b)	any proposed director of officer of our company;
(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or
(d)	any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

As required in our Share Exchange Agreement with the stockholders of Skin Shoes, Inc., we have entered into a Share Purchase Agreement with Mr. Wayne Weaver, a stockholder of our company who owns 7,418,182 shares of our common stock, whereby Mr. Weaver has agreed to sell to our company all of his shares of common stock in our company for the sum of $100,000. This sale will close immediately prior in time to the completion of our Share Exchange transaction with the stockholders of Skin Shoes, Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% stockholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We reimburse our directors for expenses incurred in connection with attending board meetings, but did not pay directors’ fees or other cash compensation for services rendered as a director in the periods ended March 31, 2005 and 2004. No compensation of any kind has been paid, or is payable, to any of our executive officers in the periods ended March 31, 2005 and 2004.

Since our inception, we have not granted any stock options, long-term incentive plans, or stock appreciation rights.

We have no standard or other arrangements for compensating directors for their service in their capacity as directors, or for committee participation or special assignments.

We have not entered into any employment or consulting agreement with any of our directors or officers, although, as required in our Share Exchange Agreement with the stockholders of Skin Shoes, Inc., we will enter into an Employment Agreement with Mr. Mark Klein, a stockholder of Skin Shoes, Inc., upon the closing of the transactions contemplated by the Share Exchange Agreement.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our directors or officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or officers, except that stock options may be granted at the discretion of our board of directors in the future.

We have no plans or arrangements in respect of remuneration received or that may be received by the officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Dated: February 2, 2006 By Order of the Board of Directors LOGICOM INC.

/s/ Gary Musil
Gary Musil
President, Secretary, Treasurer and Director